Mail Stop 4720

July 28, 2009

By U.S. Mail and facsimile: (717) 901-0436

Gary L. Nalbandian
President and Chief Executive Officer
Metro Bancorp, Inc.
3801 Paxton Street, P.O. Box 4999
Harrisburg, Pennsylvania 17111

> **Re: Metro Bancorp, Inc.**
> **Form 10-K for December 31, 2008**
> **Form 10-K/A for December 31, 2008**
> **Form 10-Q for March 31, 2009**
> **File Number 000-50961**

Dear Mr. Nalbandian:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Nonperforming Loans and Assets, page 13

1. We note your disclosure on page 14 which states that you obtain updated appraisals on nonperforming loans secured by real estate. Additionally, you state that in those instances where appraisals reflect reduced collateral values, an evaluation of the

borrower's overall financial condition is made to determine the need for possible write-downs or appropriate additions to the allowance for loan losses. Please tell us and revise your future filings beginning with your next Form 10-Q to disclose the following:

- How and when you obtain third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs. In this regard, tell us whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;
- The typical timing surrounding the recognition of a loan as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).

Note 3. Securities, page 35

2.   We note your tabular presentations relating to your available-for-sale mortgage-backed securities as of December 31, 2008. As it relates to your private-label collateralized mortgage obligations (CMO's), please tell us the unrealized loss for each individual security as of December 31, 2008, March 31, 2009, and June 30, 2009 in addition to providing the following:

- the specific issuer and name of each security held;
- the type of underlying loans (e.g. prime, adjustable-rate, interest-only, jumbo, etc.);
- the initial and current credit rating, as applicable;
- the severity and duration of each unrealized loss;
- the specific subordination and over-collateralization for each security;
- the specific discount, deferral and default rate assumptions used in your discounted cash flow analysis and how these assumptions were determined;
- the specific other-than-temporary impairment recognized for each security, as applicable; and
- how you considered the factors pursuant to FSP EITF 99-20-1 as of March 31, 2009 which influenced your decision not to record an other-than-temporary impairment.

3.   As a related matter, please tell us the name of the independent third party used to prepare the analyses of all private-label CMO's held in your portfolio as of December 31, 2008 and March 31, 2009 along with their respective qualifications.

Metro Bancorp, Inc.
July 28, 2009

4.   Please tell us and revise future filings to disclose additional details regarding the pricing methodology used to fair value your private label CMO's. Specifically, please address the following:

- Compare and contrast the assumptions used in lower matrix pricing valuations to the matrix pricing with street bids and how you determined that the lower valuations were more representative of the fair value; and
- Tell us if the independent third party also provided the fair values of these securities. If so, please compare and contrast the assumptions used in their valuation to those used in yours along with the reasons for these differences.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Related Party Transactions, page 41

5.   We note the disclosure that loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons *not related to the lender* (emphasis added). Refer to Instruction 4(c) to Item 404(a) of Regulation S-K. If you are not able to provide the revised representations required by Instruction 4(c), for example as a result of an employee discount loan program, provide the information required by Item 404(a) in future filings.

Form 10-Q for the Quarter ended March 31, 2009

Loan and Asset Quality, page 27

6.   We note that you only provide disclosures relating to your impaired loans which require a specific allocation of the allowance for loan losses along with comparisons of these balances to those as of December 31, 2008. Please tell us for the period ended March 31, 2009 and June 30, 2009 and revise future filings beginning with your next Form 10-Q to provide a detailed understanding of the composition of and related provisioning and charge-offs relating to your impaired loans similar to that provided in your nonperforming loans and assets section beginning on page 13 in addition to that included in Note 4 of your Form 10-K for the year ended December 31, 2008.

* * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

Metro Bancorp, Inc.
July 28, 2009

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to John Spitz at 202-551-3484, or to John Nolan, Senior Assistant Chief Accountant, at 202-551-3492. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel